FalconTarget, Inc.
260 Water St #3C
Brooklyn, NY 11201

John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20016


                                            June 21, 2009


Re: Your letter dated June 8, 2009
Form 10-K/A for the year ended June 30, 2008
Form 10-Q/A for the period ended September 30, 2008
Form 10-Q/A for the period ended December 31, 2008
Form 10-Q/A for the period ended March 31, 2009

Dear Mr. Reynolds,

Thank you for your comments on our filings.
We have made the following changes to the above referenced filings:

1. Date of review
The filing has been corrected to state that the date of the review is "as of" June 30, 2008.

2. Factors used in review
The factors that have been used in the review of effectiveness have been listed under Item 9A(T)(a).

3. Effectiveness of controls
In light of your comments and after a review of other guidance, we have repeated our review of effectiveness and concluded that our controls are not effective.

4. Conclusion of effectiveness
The conlusion about effectiveness of controls has been changed after the review of effectiveness was repeated.

5. Absence of formal procedures
The factors that have been used in the review of effectiveness have been listed under Item 9A(T)(a).

6. Changes in internal controls
The disclosure has been updated to clarify that there has been no change in the fourth quarter.

7. Signatures
The signatures have been updated to reflect a signature in the capacity of Principal Financial Officer.

8. Controls and Procedures
In light of the material weaknesses and the reassessment of effectiveness as of June 30, 2008, the conclusion for the two subsequent quarters has been updated.

9. Controls and Procedures
In light of the material weaknesses and the reassessment of effectiveness as of June 30, 2008, the conclusion for the third quarter has been updated.


The Registrant acknowledges that:
- it is responsible for the adequacy and accuracy of the disclosure in its filing;
- staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours sincerely,

/s/ SERGE ATLAN
Serge Atlan
Chairman

/s/ THOMAS KIRCHNER
Thomas Kirchner
Chief Executive Officer
Chief Financial Officer

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